

Mail Stop 3561

July 13, 2009

Via U.S. Mail

Richard Shergold
Chairman and Chief Executive Officer
Smart Kids Group, Inc.
9768-170 Street, Suite 542
Edmonton, Alberta T5T5L4

> **Re: Smart Kids Group, Inc.**
> **Amendment No. 8 to Form S-1**
> **Filed June26, 2009**
> **File No. 333-153294**

Dear Mr. Shergold:

     We have reviewed your responses to the comments in our letter dated June 17, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Deposits from Stock Subscriptions, page 42

1. Throughout Amendment No. 7 (and in your amendments prior to Amendment No. 7), you state that $177,100 was received from individuals who "invested in stock subscription agreements." We also note that your financial statements refer to deposits from stock subscription agreements. This disclosure appears inconsistent with your supplemental response to prior comment 14 in which you state that the convertible securities were sold pursuant to a "verbal understanding." Please advise.

2. We note that in Amendment No. 7 you state that $177,100 received by your company pursuant to the stock subscription agreements was convertible into 1,771,000 shares of your common stock. We also note that on page 45 of Amendment No. 7 you stated that "none of the principal amounts received [by the company] have been converted into [your] common stock." This disclosure suggests that the full $177,100, and not merely

the $134,600 disclosed in Amendment No. 8, is subject to conversion into shares of your common stock. In your response letter, please reconcile this apparent inconsistency.

3. In that regard, we note that in Amendment No. 8, you state that pursuant to the stock subscription agreements the company has received $105,000 in exchange for "common shares issued." Please tell us when the common shares were issued and whether the shares were issued upon the exercise of a conversion right. Please reconcile your response with the statement in your Amendment No. 7 that none of the principal amount had been converted.

4. Please tell us whether the convertible noteholders are the same individuals who received 1,065,000 shares of common stock from Mr. Shergold as a good faith gesture following the dissolution of the Be Alert Bert Holdings. Also, please tell us whether any of the Selling Shareholders are selling shares that they received pursuant to the convertible debt.

5. We note that in prior amendments you indicated that you raised $177,100 pursuant to the stock subscription agreements. We note that in Amendment No. 8 you state that you have raised $239,600 from stock subscription agreements. Please disclose the dates of the additional sales and file the agreements pursuant to which such sales were made.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney Advisor

cc: Virginia K. Sourlis, Esq.
Fax: (732) 530-9008